ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Ма[redacted]кая обл., Российская Федерация, 628415
Тел.: (3462) 34-94, 42-64-95

07025244

«4th» July 2007г. № 13-07-451

SUPPL

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
USA

AO

Re: Surgutneftegas ~~OJSC~~ (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit the following information on significant facts "Information on income paid on the issuer's securities" and "Information on periods when the issuer is to fulfill its obligations to holders of the issuer's securities" dated July 4th, 2007.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov** at **(7 495) 928 52 71** or **Andrey Serebryakov** at **(7 3462) 42 63 41.** Please date the stamp on the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Building 1, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 2 pages.

PROCESSED
JUL 18 2007
THOMSON
FINANCIAL

Sincerely yours,

Sergey A. Fedorov

Deputy Director General
on Securities

dlw 7/17

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский автономный округ, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«04» июля 2007г. № 13-07-451

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450
США

О направлении информации
о существенных событиях
(файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам сообщение о существенных фактах «Сведения о выплаченных доходах по ценным бумагам эмитента» и «Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг эмитента» от 04 июля 2007г.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 495) 928 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 2 л. в 1 экз.

С уважением,

Заместитель генерального
директора по ценным бумагам С.А.Федоров

Колесникова
(7 3462) 42 65 02

Information on significant facts
"Information on income paid on the issuer's securities" and "Information on periods when the issuer is to fulfill its obligations to holders of the issuer's securities"

1. General Information	
1.1. The issuer's full corporate name	***Open Joint Stock Company "Surgutneftegas"***
1.2. The issuer's abbreviated corporate name	***OJSC "Surgutneftegas"***
1.3. The issuer's location	***ul. Kukuyevitskogo 1, Surgut, Tyumenskaya Oblast, Russian Federation***
1.4. The issuer's OGRN code	***1028600584540***
1.5. The issuer's taxpayer identification number (INN)	***8602060555***
1.6.The issuer's unique code as assigned by the registering authority	***00155-A***
1.7. Website used by the issuer to disclose information	***www.surgutneftegas.ru***

2. Information Content
2.1. Class, category (type) and other identifying attributes of securities: ***ordinary and preferred non-documentary registered shares of OJSC "Surgutneftegas".***
2.2. Issues state registration numbers, state registration date: ***ordinary shares: 1-01-00155-A as of June 24, 2003;*** ***preferred shares: 2-01-00155-A as of June 24, 2003.***
2.3. Registering body that has registered the securities issue: ***FKTsB (Federal Securities Commission) of Russia.***
2.4. The issuer's managing body which adopted a resolution to pay dividends on the issuer's shares: ***annual general shareholders' meeting of OJSC "Surgutneftegas".***
2.5. Date when the resolution to pay dividends on the issuer's shares was adopted: ***May 05, 2007.***
2.6. Date when the minutes of the general shareholders' meeting of OJSC "Surgutneftegas" were drawn: ***May 10, 2007.***
2.7. Total amount of dividends accrued on the issuer's shares of a certain category (type): ***RUR 18,935 mn for ordinary shares;*** ***RUR 5,468 mn for preferred shares;*** Amount of dividend accrued on one share of a certain category (type): ***RUR 0.53 per an ordinary share;*** ***RUR 0.71 per a preferred share.***
2.8. Method of income payment on the issuer's securities: ***funds.***

2.9. Issuer's obligation: ***payment of dividends for 2006;***

Issuer's obligation in money terms:

RUR 18,935 mn for ordinary shares;

RUR 5,468 mn for preferred shares.

2.10. Dividend payment end date (date when the issuer's obligation is to be fulfilled): ***04.07.2007.***

2.11. Total amount of dividends paid on the Issuer's shares of a certain category (type):

RUR 18,935 mn for ordinary shares;

RUR 5,468 mn for preferred shares.

2.12. Fulfillment of obligations: ***the obligation has been fulfilled***.

3. Signature
3.1. ***Director General***   ***OJSC "Surgutneftegas"*** __________________ ***Vladimir L. Bogdanov***
3.2. Date 04 July 2007 Stamp

END